Mail Stop 6010

February 16, 2007

Mr. Jean-Michel Richard
Chief Financial Officer
Dialog Semiconductor PLC
Neue Strasse 95
73230 Kirchheim/Teck-Nabern, Germany

> **Re:** **Dialog Semiconductor PLC**
> **Form 20-F for the year ended December 31, 2005**
> **Filed June 29, 2006**
> **File No. 001-15042**

Dear Mr. Richard:

In light of your Form 15 filed January 31, 2007 and the fact that, as a result, the registrant is no longer a reporting company, we have no further comments on your filings at this time.

Sincerely,

Martin F. James
Senior Assistant Chief Accountant